SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, October 6, 2023 – CRESUD S.A.C.I.F. y A. (NASDAQ: CRESY, BYMA:CRES), transcribes below a summary of what was resolved in the Ordinary and Extraordinary General Shareholders' Meeting held on October 5,2023.

FIRST ITEM: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.

It was resolved, by majority vote, to authorize the appointment of the representatives of Shareholders ANSES-FGS and The Bank of New York Mellon ADRS (“BONY”) for them to approve and sign the meeting´s minutes together with the Chairman.

SECOND ITEM: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

It was resolved, by majority vote, to approve the documents contemplated in Section 234, paragraph 1, of Argentine General Companies Law No. 19,550 (“AGCL”) for the fiscal year ended June 30, 2023.

THIRD ITEM: ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2023 FOR $ 42,835,071,572.79 (FORTY-TWO BILLION EIGHT HUNDRED THIRTY-FIVE MILLION SEVENTY-ONE THOUSAND FIVE HUNDRED AND SEVENTY-TWO PESOS WITH 79/100 CENTS), AS FOLLOWS: (I) $ 2,141,753,578.64 (TWO BILLION ONE HUNDRED FORTY-ONE MILLION SEVEN HUNDRED FIFTY-THREE THOUSAND FIVE HUNDRED AND SEVENTY-EIGHT PESOS WITH 64/100 CENTS) TO THE LEGAL RESERVE, IN ACCORDANCE WITH THE LAWS IN FORCE; AND (II) THE BALANCE OF $ 40,693,317,994.15 (FORTY BILLION SIX HUNDRED NINETY-THREE MILLION THREE HUNDRED SEVENTEEN THOUSAND NINE HUNDRED AND NINETY-FOUR PESOS WITH 15/100 CENTS) TO THE DISTRIBUTION OF A DIVIDEND TO THE SHAREHOLDERS IN PROPORTION TO THEIR SHAREHOLDING INTERESTS. PAYABLE (i) IN CASH FOR UP TO $ 22,000,000,000 (TWENTY-TWO BILLION PESOS) AND (ii) IN KIND, THAT IS IN SHARES ISSUED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA OWNED BY THE COMPANY AND FOR UP TO AN AMOUNT OF 24,334,124 (TWENTY-FOUR MILLION THREE HUNDRED THIRTY-FOUR THOUSAND ONE HUNDRED AND TWENTY-FOUR) SHARES. UPON APPLYING THE ADJUSTMENT FOR INFLATION TO THE COMPANY’S NET INCOME, THE MAXIMUM AMOUNT OF THE PROPOSED DIVIDEND PAYABLE IN CASH SHALL NOT BE ALTERED. THE FOLLOWING SHALL BE CONSIDERED FOR THE PURPOSES OF THE FULL PAYMENT OF THE DIVIDEND: (A) IF THE SUM OF THE VALUE OF THE SHARES TO BE DELIVERED AS DIVIDEND IN KIND CALCULATED AT THEIR LISTED VALUE AS OF THE DATE OF THE MEETING PLUS THE DIVIDEND IN CASH EXCEEDS THE NET INCOME FOR THE YEAR ADJUSTED FOR INFLATION, THE SPECIAL RESERVE MAY BE REVERSED, ADJUSTED FOR INFLATION AS OF THE DATE OF THE MEETING, FOR UP TO $ 34,229,920,662 (THIRTY-FOUR BILLION TWO HUNDRED TWENTY-NINE MILLION NINE HUNDRED TWENTY THOUSAND SIX HUNDRED AND SIXTY-TWO PESOS) IN ORDER TO COMPLETE THE DIFFERENCE PAYABLE, OR (B) IF THE SUM OF THE VALUE OF THE SHARES TO BE DELIVERED AS DIVIDEND IN KIND CALCULATED AT THEIR LISTED VALUE AS OF THE DATE OF THE MEETING PLUS THE DIVIDEND IN CASH IS LOWER THAN THE NET INCOME FOR THE YEAR ADJUSTED FOR INFLATION, SUCH EXCESS NET INCOME FOR THE YEAR ADJUSTED FOR INFLATION AND NOT DISTRIBUTED MAY BE ALLOCATED TO SET UP AN OPTIONAL RESERVE.

  It was resolved, by majority vote, to approve the allocation of the net income for the fiscal year as follows: (I) $ 2,141,753,578.64 (two billion one hundred forty-one million seven hundred fifty-three thousand five hundred and seventy-eight pesos with 64/100 cents) to the Legal Reserve, which sum, upon being adjusted, amounts to $ 2,561,020,945.02 (two billion five hundred sixty-one million twenty thousand nine hundred and forty-five pesos with 2/100 cents) in accordance with the laws in force and, (ii) the balance of $ 40,693,317,994.15 (forty billion six hundred ninety-three million three hundred seventeen thousand nine hundred and ninety-four pesos with 15/100 cents), which sum, adjusted as of the date of this meeting, amounts to $48,659,397,955.44 (forty-eight billion six hundred fifty-nine million three hundred ninety-seven thousand nine hundred and fifty-five pesos with 44/100 cents), to the distribution of a dividend to the Shareholders in proportion to their shareholding interests, payable (i) in cash, in the amount of $22,000,000,000 (twenty-two billion pesos); (ii) in kind, that is in shares issued by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) owned by the Company and for an amount of 22,090,627 (twenty-two million ninety thousand six hundred and twenty-seven) shares of a par value of $10, which amount was adjusted for inflation following the distribution of fully paid-up shares and the change in the par value, by means of an exchange ratio whereby each share of $ 1 par value was equal to 0.90780451408 of $ 10 par value, as of the closing exchange rate prevailing on October 4, 2023 of $ 644.75 per share of IRSA; (iii) the balance in the amount of $ 12,416,466,197.19 (twelve billion four hundred sixteen million four hundred sixty-six thousand one hundred and ninety-seven pesos with 19/100 cents) to set up a Reserve for future dividends, delegating powers to the Board of Directors to allocate the amounts to such intended use and (iv) by reason of the changes resulting from adjustments made, to modify and submit to the CNV the Allocations to Directors updated table, as set forth in Chapter III, Article I, section 3 of the CNV Rules (2013 Revision).

FOURTH ITEM: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

It was resolved, by majority vote, to approve the Board of Directors´ performance for the fiscal year ended June 30, 2023, regarding the duties discharged by each one of its members and those discharged by the regular directors also performing tasks as members of the Audit and Executive Committees formed within the Board, during the fiscal year ended June 30, 2023.

FIFTH ITEM: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

It was approved by a majority of votes to distribute the treasury shares in the portfolio to the Shareholders in proportion to their holdings, that is the amount of 12,670,512 shares and to authorize the Board of Directors to implement the distribution of the indicated shares.

SIXTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $ 129,128,606 (ONE HUNDRED TWENTY-NINE MILLION ONE HUNDRED TWENTY-EIGHT THOUSAND SIX HUNDRED AND SIX PESOS) WITHIN THE LIMIT SET FORTH BY SECTION 261 OF LAW NO. 19,550.

It was resolved, by majority vote, to approve: (I) the compensation payable to the Company´s Board of Directors, in the aggregate amount of $ 129,128,606 (one hundred twenty-nine million one hundred twenty-eight thousand six hundred and six pesos) for the fiscal year ended June 30, 023, for technical and administrative duties discharged by the directors, which compensation is commensurate with the reasonableness standards governing remunerations for the performance of executive tasks and has taken into account the Board members´ technical and operating skills and capabilities and their business expertise together with the commitment with their duties, along with comparable market criteria for companies of similar standing, all the foregoing in accordance with the corporate governance practices set forth in the Corporate Governance Code; and (II) the delegation of authority to the Board of Directors for it to (i) proceed with the allocation and distribution thereof in a timely manner in accordance with the specific tasks performed in due course by its members; (ii) to make advance payments of monthly fees subject to consideration by the ensuing Ordinary Shareholders´ Meeting.

SEVENTH ITEM: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 8,450,000 (EIGHT MILLION FOUR HUNDRED AND FIFTY THOUSAND PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

 It was resolved, by majority vote, to approve payment to the Supervisory Committee for duties discharged in the fiscal year ended June 30, 2023, of the aggregate amount of $8,450,000 (eight million four hundred and fifty thousand pesos), and to delegate authority to the Supervisory Committee to make the individual allocation of the stated amount.

 EIGHTH ITEM: DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.

  It was resolved, by majority vote, to approve that: (i) the number of regular directors should remain unchanged at 12 (twelve) and that the number of alternate directors should be fixed at 5 (five); (ii) the appointment of Messrs. Eduardo Sergio Elsztain, Saúl Zang and Alejandro Gustavo Casaretto and Mrs. Mariana Renata Carmona as Regular Directors should be renewed for a term of three fiscal years, that is, until June 30, 2026 and (iii) the appointment of Mr. Eduardo Ohan Kalpakian as Alternate Director should be renewed for a term of three fiscal years, that is, until June 30, 2026. It was put on record that elected regular directors, Messrs. Eduardo Sergio Elsztain, Saúl Zang, Alejandro Gustavo Casaretto and Mrs. Mariana Renata Carmona and the elected alternate director Mr. Eduardo Ohan Kalpakian, are non-independent directors pursuant to the provisions of Section 11, Article III, Chapter II of the CNV Rules (2013 Revision).

 NINTH ITEM: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.

  It was resolved, by majority vote, to approve: (i) the appointment of Messrs. José Daniel Abelovich and Marcelo Héctor Fuxman and Ms. Noemí Ivonne Cohn as Regular members of the Supervisory Committee and Mr. Roberto Daniel Murmis and Mmes. Cynthia Deokmellian and Paula Sotelo as Alternate members of the Supervisory Committee for a term of one fiscal year, putting on record that, pursuant to the CNV rules, the nominees act in their independent capacity and that they have provided remunerated professional assistance in connection with companies under Section 33 of the AGCL. Furthermore, it was motioned to authorize the proposed members of the Supervisory Committee to discharge duties in such capacity in other companies pursuant to the provisions of Sections 273 and 298 of the AGCL.

 TENTH ITEM: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING JUNE 30, 2024

  It was resolved, by majority vote, to approve the appointment as certifying accountants for the fiscal year 2023/2024 of PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers, acting through Mr. Carlos Brondo as Regular Independent Auditor and Mr. Andrés Suarez as Alternate Independent Auditor

 ELEVENTH ITEM: APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2023.

  It was resolved, by majority vote, to approve the compensation payable to the Certifying Accountants for duties discharged in the fiscal year ended June 30, 2023 in the amount of $ 78,993,550 (seventy-eight million nine hundred ninety-three thousand five hundred and fifty pesos).

 TWELFTH ITEM: CONSIDERATION OF THE DISTRIBUTION OF UP TO 5,791,355 (FIVE MILLION SEVEN HUNDRED NINETY-ONE THOUSAND THREE HUNDRED AND FIFTY-FIVE) OWN SHARES TO THE SHAREHOLDERS IN PROPORTION TO THEIR HOLDINGS PURSUANT TO THE PROVISIONS OF SECTION 67 OF LAW NO. 26,831.

 It was resolved, by majority vote, to approve: (i) the reversal of the allocation of 5,676,603 treasury shares for the implementation of an incentive program intended for employees, management members and directors of the Company and (ii) the distribution of the aggregate amount of 5,791,355 treasury shares of the Company including the number of shares specified in paragraph (i) above, to the Shareholders in proportion to their holdings and (iii) the grant of authorization to the Board of Directors to implement the distribution of the above stated shares.

 THIRTEENTH ITEM: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

  It was resolved, by majority vote, to approve the appointment of attorneys Mmes. María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Pilar Isaurralde, Nadia Dib, Carla Landi, Gaston Di Iorio and Ms. Andrea Muñoz, so that, acting individually and separately, they may carry out all such actions and/or formalities as may be required to secure authorization and/or registration of the resolutions to be adopted at the Shareholders´ Meetings by the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A., Caja de Valores S.A. and the General Inspection of Corporations, with powers to file applications, sign briefs, accept and implement changes, be served notice, answer notices and/or objections, be served notice of resolutions, publish legal notices and carry out all such ancillary acts as may be required in connection with the authorization and/or registration referred to above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	By:	/S/ Saúl Zang
Saúl Zang
October 6, 2023		Responsible for the Relationship with the Markets